National Property Investors 4

55 Beattie Place, PO Box 1089

Greenville, SC 29602

October 9, 2007

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Linda van Doorn

Mark Rakip

Re:

National Property Investors 4

Form 10-KSB for the fiscal year ended December 31, 2006

File No. 000-10412

____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of National Property Investors 4 (the “Partnership”), in a letter dated September 25, 2007.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

* * * * *

Item 6. Management’s Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources

1.

Comment:  We note your disclosures that the Partnership’s assets are thought to be generally sufficient for any near-term needs, exclusive of capital improvements.  Considering that cash flows from operations have been less than cash flows from investing and financing activities and that increased cash expenditures are anticipated for regulatory compliance in future periods, explain to us how you concluded that the registrant’s assets were sufficient to fund its cash needs.  Specifically identify the sources of liquidity the registrant plans to utilize to fund its operating cash deficit including the payment of cash interest.  In addition, specifically identify how the registrant’s planned capital improvements and redevelopment activities will be funded.

Response:  The Partnership evaluated several factors before stating that the Partnership’s assets were thought to be generally sufficient for any near-term needs, exclusive of capital improvements.  As noted in the Liquidity and Capital Resources discussion, the Partnership generated approximately $1.9 million and $858,000 of cash from operating and financing activities, respectively, and used approximately $2.2 million of cash in investing activities during the year ended December 31, 2006.  Substantially all of the cash used in investing activities related to property improvements as the Partnership’s sole investment property was undergoing a $7.1 million redevelopment that began in 2005 and was completed in December 2006.  Proceeds of $13.2 million from the second mortgage taken on the property in June 2006 paid for the redevelopment as well as provided for a distribution to the partners of approximately $7.0 million.  The Partnership also has a $300,000 revolving credit facility funded by affiliates of the Partnership’s managing general partner, which the Partnership may draw against to pay for capital improvements and working capital needs.  As of December 31, 2006, the Partnership had no amounts outstanding under this revolving credit facility.  Given the Partnership’s cash position of approximately $702,000 at December 31, 2006, the Partnership’s historical cash flows from operating activities and the $300,000 available under the revolving credit facility, the Partnership believed it would have sufficient cash flow from operations to meet its obligations, including the payment of interest and costs associated with regulatory compliance.

2.

Comment:  Particularly in light of the registrant’s apparent reliance on the managing general partner to fund operating deficits, tell us what consideration the registrant gave to including the audited balance sheet of the managing general partner in the filing.

Response:  Although the managing general partner has from time to time voluntarily funded certain of the Partnership’s operating deficits, the managing general partner has no obligation to fund the Partnership’s operating deficits nor has the managing general partner committed to fund the Partnership’s operating deficits.  Accordingly, the Partnership believes inclusion of the managing general partner’s balance sheet in the filing is not useful information to the limited partners.

Item 7. Financial Statements

C. Mortgage Notes Payable

3.

Comment:  We noted during 2006 you obtained a second mortgage and modified your existing mortgage, updating the mortgage terms to include balloon payments required at maturity.  Please reconcile these terms to your disclosure in Note A under Fair Value of Financial Instruments noting, “The Partnership estimates the fair value of its long-term debt by discounting future cash flows using a discount rate commensurate with that currently believed to be available to the Partnership for similar term, fully amortizing long-term debt.”  In your response, please indicate how you determined the estimation of fair value using fully amortizing debt instruments corresponds to your debt instruments, which require a balloon payment due at maturity.

Response:  The Partnership determined the fair value of the existing mortgage, as modified, by discounting future cash flows using a discount rate commensurate with rates that were currently available to the Partnership for similar term debt with balloon payments due at maturity.  The disclosure in Note A inadvertently included the term “fully” in reference to the amortizing long-term debt.  The Partnership does not believe this statement is materially misleading to investors and, barring further comment from the Staff, the Partnership will revise this disclosure where appropriate in future filings.

Exhibits 31.1 and 31.2

4.

Comment:  We note that the certifications have been included at the end of their annual report although they are identified as exhibits and listed as such in the exhibit schedule.  Please amend your filing and include these as exhibits to this Form 10-KSB.

Response:  In response to the Staff’s comment, the Partnership will amend the filing to submit Exhibits 31.1 and 31.2 via EDGAR separately from the annual report.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/Stephen B. Waters

Stephen B. Waters

Vice President

NPI Equity Investments, Inc., Managing General Partner of National Property Investors 4

cc:  Martha L. Long